LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

04054156

RECEIVED
2004 DEC 29 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 December 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 December 2004, Re: Proposed disposal of 100% equity interest in Lion Klang Parade Bhd for RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **09/12/2004 06:39:56 PM**
Reference No **LI-041209-A95B9**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF 100% EQUITY INTEREST IN LION KLANG PARADE BHD ("LKPB") FOR RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE OF RM109.642 MILLION TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY TMW LION GmbH ("PURCHASER") ON COMPLETION

* **Contents :-**

We refer to the announcement made on 9 November 2004 in relation to the above and wish to announce that the Foreign Investment Committee ("FIC"), had vide its letter to the Purchaser dated 7 December 2004, which was received by the Company on 8 December 2004, advised that it had no objection to the proposed disposal of LKPB, subject to LKPB increasing its Bumiputera equity interest to at least 30% by 31 December 2006 ("Condition").

The parties are agreeable to the Condition pursuant to the terms of the sale and purchase agreement in respect of the proposed disposal of LKPB dated 8 November 2004.

As at date of this announcement, the proposed disposal of LKPB is subject to the approvals, where applicable, being received from:

(i) Bank Negara Malaysia; and

(ii) the security trustee, the facility agent and/or holders of the bonds and debts issued by the Company pursuant to the group wide restructuring scheme affecting the Group, for the proposed disposal of LKPB.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

09 DEC 2004